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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                            PRICE ENTERPRISES, INC.
                           (NAME OF SUBJECT COMPANY)

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                            PRICE ENTERPRISES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

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                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                   741444 202
                                      AND
                                   741444 103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                  JACK MCGRORY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            PRICE ENTERPRISES, INC.
                               4649 MORENA BLVD.
                          SAN DIEGO, CALIFORNIA 92117
                                 (858) 581-4679
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                              SIMON M. LORNE, ESQ.
                           MUNGER, TOLLES & OLSON LLP
                             355 SOUTH GRAND AVENUE
                                   35TH FLOOR
                       LOS ANGELES, CALIFORNIA 90071-1560
                                 (213) 683-9100

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an exchange offer by Excel Legacy Corporation, a Delaware corporation ("Legacy"), to purchase any and all outstanding shares of common stock, par value $.0001 per share, of Price Enterprises, Inc., a Maryland corporation ("Enterprises"), upon the terms and subject to the conditions set forth in the Offer to Exchange/ Prospectus dated October 6, 1999 ("Offer to Exchange") and in the related Letter of Transmittal, and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Exchange and the Letter of Transmittal are filed with this Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Price Enterprises, Inc., a Maryland corporation, and the address of its principal executive office is 4649 Morena Blvd., San Diego, California 92117. This Schedule 14D-9 relates to Enterprises' common stock, par value $.0001 per share ("Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to an exchange offer by Legacy to purchase any and all outstanding shares of Common Stock (the "Shares"). Legacy's principal executive offices are located at 16955 Via Del Campo, Suite 100, San Diego, California 92127.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of Enterprises, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b) Except as described or referred to below, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between Enterprises or its affiliates and (i) Enterprises or its executive officers, directors or affiliates, or (ii) Legacy or its executive officers, directors or affiliates.

     Enterprises Agreement. Enterprises and Legacy entered into an agreement on June 2, 1999 (the "Company Agreement"). The complete text of such agreement is filed as Exhibit (c)(1) hereto and incorporated herein by reference, and the summary of such agreement set forth in "Description of the Agreements -- The Company Agreement" and "Description of the Agreements -- Termination of the Agreements and Liquidated Damages" in the Offer to Exchange, which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

     Arrangements With Executive Officers and Directors. The information set forth in "Description of the Agreements" and "Benefits to Enterprises' Insiders in the Exchange Offer" in the Offer to Exchange, which is attached hereto as Exhibit (a)(1), is incorporated herein by reference. Certain contracts, agreements, arrangements and understandings between Enterprises and its executive officers and directors are described under Items 10, 11, 12 and 13 of Enterprises' Annual Report on Form 10-K/A for the year ended December 31, 1998, which Items are attached hereto as Exhibit (c)(26) and incorporated herein by reference.

     Pursuant to the terms of the Company Agreement, Legacy agreed to cause Enterprises to maintain directors and officers' liability insurance insuring all persons who are or were directors or officers of Enterprises in an amount not less than that in effect on April 30, 1999, for a period of at least three years following the closing of the Offer, and to cause Enterprises to indemnify each such person against all liability relating to their actions as directors or officers of Enterprises.

     Enterprises' Articles of Incorporation and Bylaws require it to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by Maryland law. The Articles of Incorporation and Bylaws of Enterprises are filed as Exhibits (c)(5), (c)(6) and (c)(7) hereto and incorporated herein by
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reference. In addition, Enterprises has entered into individual indemnity agreements with each of its directors and executive officers which provide that Enterprises shall indemnify each such person to the fullest extent provided by law. The indemnity agreements specify procedures for determining entitlement to indemnification and advancement of expenses and contain various other provisions designed to clarify the rights of directors and officers to indemnity. A form of indemnity agreement is filed as Exhibit (c)(12) hereto and incorporated herein by reference.

     Note Purchase Agreement. Legacy and Sol Price, as trustee of The Sol and Helen Price Trust, entered into a note purchase agreement on September 1, 1999. The complete text of such agreement is filed as Exhibit (c)(4) hereto and incorporated herein by reference, and the summary of such agreement set forth in "Prospectus Summary -- Recent Developments" in the Offer to Exchange, which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     At a meeting held on September 29, 1999, the Board of Directors of Enterprises unanimously approved the Offer and recommended that holders of Shares accept the Offer and exchange their Shares pursuant to the Offer. Accordingly, the Board unanimously recommends that the stockholders of Enterprises exchange their Shares pursuant to the Offer. A copy of a letter to the stockholders of Enterprises communicating the Board's recommendation is filed as Exhibit (a)(4) hereto and is incorporated herein by reference.

     (b)(1) BACKGROUND.

     The information set forth in the section captioned "The Exchange
Offer -- Background of the Exchange Offer" of the Offer to Exchange, a copy of which is attached as Exhibit (a)(1) hereto, is incorporated herein by reference.

     (2) REASONS FOR RECOMMENDATIONS.

     The information set forth in the section captioned "The Exchange
Offer -- Enterprises' Reasons for the Exchange Offer" of the Offer to Exchange, a copy of which is attached as Exhibit (a)(1) hereto, is incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Neither Enterprises nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the holders of Shares with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth below, during the past 60 days, neither Enterprises nor any subsidiary of Enterprises nor any executive officer, director or affiliate of Enterprises has effected a transaction in the Shares.

     On September 23, 1999, the following members of the Board of Directors of Enterprises received the following grants of Shares from Enterprises in lieu of cash as compensation for serving as outside directors on (or, in the case of Paul Peterson, as Vice Chairman of) the Board of Directors: (i) Paul Peterson -- 2,256 shares of Common Stock; (ii) James Cahill -- 903 shares of Common Stock;
(iii) Anne Evans -- 903 shares of Common Stock; and (iv) Murray Galinson -- 903 shares of Common Stock.

     (b) To the best of Enterprises' knowledge, the executive officers, directors and affiliates of Enterprises intend to exchange their Shares pursuant to the Offer. No subsidiary of Enterprises owns, beneficially or otherwise, any Shares. Each of the directors and certain executive officers and affiliates of Enterprises are parties to a stockholders agreement with Legacy pursuant to which each of them has agreed to exchange their shares pursuant to the Offer and has placed such Shares in an escrow account for such purpose. The

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information set forth in the section captioned "Description of the
Agreements -- The Stockholders Agreement" of the Offer to Exchange, which is attached hereto as Exhibit (a)(1), is incorporated herein by reference. The complete text of the stockholders agreement is filed as Exhibit (c)(2) hereto and incorporated herein by reference.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Other than as set forth in Items 3 or 4 of this Schedule 14D-9, no negotiation is being undertaken or is underway by Enterprises in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving Enterprises or any subsidiary of Enterprises; (ii) a purchase, sale or transfer of a material amount of assets by Enterprises or any subsidiary of Enterprises; (iii) a tender offer for or other acquisition of securities by or of Enterprises; or (iv) any material change in the present capitalization or dividend policy of Enterprises.

     (b) Other than as set forth in Items 3 or 4 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to and would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Reference is hereby made to the Offer to Exchange and the related Letter of Transmittal which are attached as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference in their entirety.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Exchange/Prospectus of Excel Legacy Corporation, dated October 6, 1999 (incorporated by reference to Exhibit
             (a)(1) to Legacy's Schedule 14D-1 and Schedule 13D/A dated
             October 6, 1999 (the "Schedule 14D-1").
    (a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-1).
    (a)(3) Press release issued jointly by Excel Legacy Corporation and Price Enterprises, Inc., dated October 6, 1999 (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1).
    (a)(4)   Letter to stockholders of Enterprises dated October 6, 1999.
    (a)(5) Summary Advertisement dated October 6, 1999 (incorporated by reference to Exhibit (a)(9) to the Schedule 14D-1).
    (b)      Not applicable.
    (c)(1)   Agreement dated June 2, 1999, as amended, by and among Excel
             Legacy Corporation and Price Enterprises, Inc. (incorporated by reference to Exhibit 10.2 to Excel Legacy Corporation's
             Registration Statement on Form S-4, filed with the SEC on June 9, 1999 (File no. 333-80339)).
    (c)(2) Agreement dated as of May 12, 1999, as amended, by and among Excel Legacy Corporation and the other individuals and entities listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to Excel Legacy Corporation's
             Registration Statement on Form S-4, filed with the SEC on June 9, 1999 (File no. 333-80339)).
    (c)(3)   Letter dated June 2, 1999, from Excel Legacy Corporation to
             Price Enterprises, Inc., regarding the status of Price
             Enterprises, Inc. as a REIT (incorporated by reference to Exhibit 10.3 to Excel Legacy Corporation's Registration
             Statement on Form S-4, filed with the SEC on June 9, 1999
             (File no. 333-80339)).
    (c)(4)   Form of Note Purchase Agreement by and between Excel Legacy
             Corporation and The Sol and Helen Price Trust (incorporated by reference to Exhibit 10.4 to Excel Legacy Corporation's
             Registration Statement on Form S-4, filed with the SEC on October 1, 1999 (File no. 333-80339)).

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
    (c)(5)   Articles of Incorporation of Price Enterprises, Inc.
             (incorporated by reference to Exhibit 3.1 to Transition
             Report on Form 10-K of Price Enterprises, Inc., filed with the SEC on March 27, 1998 (File no. 0-20449)).
    (c)(6)   Articles Supplementary of Price Enterprises, Inc.
             (incorporated by reference to Exhibit 3.2 to Registration
             Statement on Form 8-A of Price Enterprises, Inc., filed with the SEC on August 7, 1998 (File no. 0-20449)).
    (c)(7) Bylaws of Price Enterprises, Inc. (incorporated by reference to Exhibit 3.2 to Transition Report on Form 10-K of Price
             Enterprises, Inc., filed with the SEC on March 27, 1998
             (File no. 0-20449)).
    (c)(8)   Employment Agreement dated June 18, 1997, by and between
             Price Enterprises, Inc. and Jack McGrory (incorporated by reference to Exhibit 10.6 to Annual Report on Form 10-K of
             Price Enterprises, Inc., filed with the SEC on November 26,
             1997 (File no. 0-20449)).
    (c)(9)   Amendment No. 1 to Employment Agreement dated as of August
             27, 1997, by and between Price Enterprises, Inc. and Jack
             McGrory (incorporated by reference to Exhibit 10.7 to Annual
             Report on Form 10-K of Price Enterprises, Inc., filed with the SEC on November 26, 1997 (File no. 0-20449)).
    (c)(10)  Amendment No. 2 to Employment Agreement dated as of February
             2, 1999, by and between Price Enterprises, Inc. and Jack
             McGrory (incorporated by reference to Exhibit 10.14 to Annual Report on Form 10-K of Price Enterprises, Inc., filed with the SEC on March 29, 1999 (File no. 0-20449)).
    (c)(11)  Employment Agreement dated January 6, 1998 by and between
             Price Enterprises, Inc. and Gary W. Nielson (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q of Price Enterprises, Inc., filed with the SEC on May 14,
             1998 (File no. 0-20449)).
    (c)(12)  Form of Indemnity Agreement (incorporated by reference to
             Exhibit 10.1 to Quarterly Report on Form 10-Q of Price
             Enterprises, Inc., filed with the SEC on May 14, 1998 (File no. 0-20449)).
    (c)(13)  The Price Enterprises 1995 Combined Stock Grant and Stock
             Option Plan (the "Stock Plan") (incorporated by reference to
             Exhibit 10.23 to Registration Statement on Form 10 of Price
             Enterprises, Inc., filed with the SEC on December 13, 1994
             (File no. 0-20449)).
    (c)(14)  Form of Incentive Stock Option Agreement under the Stock
             Plan (incorporated by reference to Exhibit 4.2 of the Current Report on Form S-8 of Price Enterprises, Inc., filed with the SEC on July 13, 1995 (File no. 33-60999)).
    (c)(15)  Form of Non-Qualified Stock Option Agreement under the Stock
             Plan (incorporated by reference to Exhibit 4.3 of the Current Report on Form S-8 of Price Enterprises, Inc., filed with the SEC on July 13, 1995 (File no. 33-60999)).
    (c)(16)  The Price Enterprises Directors' 1995 Stock Option Plan (the
             "Directors' Plan") (incorporated by reference to Exhibit
             10.24 to Registration Statement on Form 10 of Price
             Enterprises, Inc., filed with the SEC on December 13, 1994
             (File no. 0-20449)).
    (c)(17)  Form of Non-Qualified Stock Option Agreement under the
             Directors' Plan (incorporated by reference to Exhibit 4.5 of the Current Report on Form S-8 of Price Enterprises, Inc., filed with the SEC on July 13, 1995 (File no. 33-60999)).
    (c)(18) First Amendment to the Directors' Plan (incorporated by reference to Exhibit 4.7 to Transition Report on Form 10-K of Price Enterprises, Inc., filed with the SEC on March 27,
             1998 (File no. 0-20449)).
    (c)(19) First Amendment to the Stock Plan (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8 of
             Price Enterprises, Inc., filed with the SEC on September 2,
             1998 (File no. 333-62723)).
    (c)(20) Second Amendment to the Directors' Plan (incorporated by reference to Exhibit 4.5 to Registration Statement on Form
             S-8 of Price Enterprises, Inc., filed with the SEC on September 2, 1998 (File no. 333-62723)).

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
    (c)(21)  Form of Amended and Restated Non-Qualified Stock Option
             Agreement under the Stock Plan (incorporated by reference to Exhibit 4.6 to Registration Statement on Form S-8 of Price
             Enterprises, Inc., filed with the SEC on September 2, 1998
             (File no. 333-62723)).
    (c)(22)  Form of Amended and Restated Non-Qualified Stock Option
             Agreement under the Directors' Plan (incorporated by reference to Exhibit 4.7 to Registration Statement on Form
             S-8 of Price Enterprises, Inc., filed with the SEC on September 2, 1998 (File no. 333-62723)).
    (c)(23) Settlement and Termination Agreement dated May 24, 1999, by and between Price Enterprises, Inc. and Gary W. Nielson
             (incorporated by reference to Exhibit 10.5 to Quarterly
             Report on Form 10-Q of Price Enterprises, Inc., filed with the SEC on August 4, 1999 (File no. 0-20449)).
    (c)(24) Second Amendment to the Stock Plan (incorporated by reference to Exhibit 10.6 to Quarterly Report on Form 10-Q of Price Enterprises, Inc., filed with the SEC on August 4,
             1999 (File no. 0-20449)).
    (c)(25) Third Amendment to the Directors' Plan (incorporated by reference to Exhibit 10.7 to Quarterly Report on Form 10-Q of Price Enterprises, Inc., filed with the SEC on August 4,
             1999 (File no. 0-20449)).
    (c)(26)  Copies of pages 2 through 15 of the Form 10-K/A of Price
             Enterprises, Inc. for the Fiscal Year Ended December 31,
             1998.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PRICE ENTERPRISES, INC.

                                          By:       /s/ JACK MCGRORY
                                            ------------------------------------
                                                        Jack McGrory
                                               President and Chief Executive
                                                           Officer

Dated as of October 6, 1999

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